     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1994
                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        COEUR D'ALENE MINES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        IDAHO                                               82-0109423
   (STATE OR OTHER JURISDICTION OF INCORPORATION OR            (I.R.S. EMPLOYER IDENTIFICATION NO.)
                     ORGANIZATION)

           400 COEUR D'ALENE MINES BUILDING                             DENNIS E. WHEELER
                   505 FRONT AVENUE                                   CHAIRMAN OF THE BOARD,
              COEUR D'ALENE, IDAHO 83814                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     208-667-3511                                COEUR D'ALENE MINES CORPORATION
             (ADDRESS, INCLUDING ZIP CODE                        400 COEUR D'ALENE MINES BUILDING
           AND TELEPHONE NUMBER, INCLUDING                               505 FRONT AVENUE
              AREA CODE, OF REGISTRANT'S                            COEUR D'ALENE, IDAHO 83814
             PRINCIPAL EXECUTIVE OFFICES)                                  208-667-3511
                                                        (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                                                                             NUMBER,
                                                            INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------
                    PLEASE SEND COPIES OF COMMUNICATIONS TO:
                             WALTER FREEDMAN, ESQ.
                        FREEDMAN, LEVY, KROLL & SIMONDS
                         1050 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------
                                                                           PROPOSED     PROPOSED
                                                                            MAXIMUM      MAXIMUM
                                                               AMOUNT      OFFERING     AGGREGATE    AMOUNT OF
TITLE OF EACH CLASS OF                                          TO BE      PRICE PER    OFFERING   REGISTRATION
SECURITIES TO BE REGISTERED                                  REGISTERED     UNIT(1)     PRICE(1)        FEE
- ----------------------------------------------------------------------------------------------------------------
6 3/8% Convertible Subordinated Debentures Due 2004......... $100,000,000     100%    $100,000,000  $34,482.75
- ----------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share, and Rights to
  purchase Series A Junior Preferred Stock attached
  thereto...................................................      (2)                                  None
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. The price shown for the Debentures is based on the offering price of the Debentures in January 1994.

(2) There are being registered hereunder the number of shares of Common Stock and attached Rights required at the initial conversion price for conversion of the Debentures being registered hereunder, together with such additional indeterminate number of shares of Common Stock and attached Rights as may become issuable upon conversion by reason of adjustments in the conversion price. No registration fee is required for Common Stock and attached Rights reserved for conversion because such shares will be issued for no additional consideration.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
                             SUBJECT TO COMPLETION
                              DATED APRIL 8, 1994

                                  $100,000,000

                  [LOGO]      COEUR D'ALENE MINES CORPORATION

              6 3/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004

                    Interest payable July 31 and January 31
                            ------------------------
     This Prospectus relates to $100,000,000 aggregate principal amount of 6 3/8% Convertible Subordinated Debentures Due 2004 (the "Debentures") of Coeur d'Alene Mines Corporation ("Coeur" or the "Company"), and the shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company which are issuable from time to time upon conversion of the Debentures. Either the Debentures or Common Stock issued upon conversion may be offered from time to time for the account of holders of Debentures named herein (the "Selling Debentureholders"). The Company will not receive any proceeds from this offering. Prior to this offering, there has not been any public market for the Debentures.

     The Debentures are convertible into shares of Common Stock on or before January 31, 2004, unless previously redeemed, at a conversion price of $26.20 per share, subject to adjustment in certain events. On April 7, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $21.00 per share. The Common Stock is traded under the symbol "CDE."

     The Debentures are redeemable, in whole or in part, at any time on or after January 31, 1997, at the redemption prices set forth herein plus accrued interest. The Debentures are required to be repurchased at the option of the holder if a Designated Event (as defined herein) occurs, at 100% of the principal amount thereof plus accrued interest.

     The Debentures are unsecured and subordinate in right of payment to all Senior Debt (as defined herein). The Debentures are also effectively subordinated to liabilities of the Company's subsidiaries. The Indenture relating to the Debentures does not restrict the incurrence of Senior Debt or other indebtedness by the Company or any subsidiary. See "Description of Debentures."

     See "Risk Factors" for information that should be considered by prospective investors.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company has been advised by the Selling Debentureholders that the Selling Debentureholders, acting as principals for their own account, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell all or a portion of the Debentures or shares of Common Stock offered hereby from time to time on terms to be determined at the time of sale. To the extent required, the principal amount of Debentures or the number of shares of Common Stock to be sold, the names of the Selling Debentureholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Debentureholders from the sale of Debentures and Common Stock offered by the Selling Debentureholders hereby will be the purchase price of such Debentures or Common Stock less any commissions. See "Plan of Distribution" herein for indemnification arrangements between the Company and the Selling Debentureholders.

     The Selling Debentureholders and any broker-dealers, agents or underwriters that participate with the Selling Debentureholders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Debentures were issued by the Company in January and February 1994 in connection with an offering to "qualified institutional buyers" as defined in Rule 144A under the Securities Act and to certain non-U.S. persons in reliance upon Regulation S under the Securities Act.

                  The date of this Prospectus is April , 1994.

     No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, any Selling Debentureholder or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.
                            ------------------------
                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's Common Stock is listed on the New York Stock Exchange and The Pacific Stock Exchange. Reports, proxy or information statements and other information filed by the Company with the Commission under the Exchange Act can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at the following Regional Offices of the Commission: Suite 1300, Seven World Trade Center, New York, New York, 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, and The Pacific Stock Exchange, 115 Sansome Street (Suite 1004), San Francisco, California 94104.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "1993 10-K"), as filed with the Commission (File No. 1-8641) pursuant to Section 12 or 13 of the Exchange Act, is hereby incorporated by reference in this Prospectus. In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures or Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent any statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to William F. Boyd, Secretary, Coeur d'Alene Mines Corporation, 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814, telephone number: (208)667-3511.

                       SUMMARY OF TERMS OF THE DEBENTURES

     The following summary is qualified in its entirety by the more detailed description of the terms and provisions of the Debentures set forth herein under "Description of Debentures."

Securities Offered.........  $100,000,000 principal amount of 6 3/8% Convertible
                             Subordinated Debentures Due 2004.

Maturity Date..............  January 31, 2004

Interest Payment Dates.....  July 31 and January 31, commencing July 31, 1994.

Conversion.................  Convertible into Common Stock on or before January
                             31, 2004, unless previously redeemed, at a conversion price of $26.20 per share, subject to adjustment in certain events.

Optional Redemption........  Redeemable at the option of the Company, in whole or in part at any time on or after January 31, 1997, at the redemption prices set forth herein plus accrued interest. See "Description of Debentures -- Optional Redemption of Debentures."

Repurchase at Option of
Holder Upon Occurrence of a
Designated Event...........  The Debentures are required to be repurchased at
                             100% of their principal amount at the option of the holder, if a Designated Event (as defined) occurs. See "Description of Debentures -- Repurchase at Option of Holder Upon Occurrence of a Designated Event."

Subordination..............  The Debentures are subordinated to all Senior Debt
                             (as defined). The Debentures are also effectively subordinated to liabilities of the Company's subsidiaries. The Indenture does not restrict the incurrence of Senior Debt or other indebtedness by the Company or any subsidiary.

                                  THE COMPANY

     The Company is principally engaged in the exploration, development, operation and/or ownership of gold and silver mining properties located within the United States in Nevada, Idaho and Alaska and abroad in New Zealand and Chile. The Company's most significant properties are: (i) the Rochester Mine located in northwestern Nevada, which is owned and operated by Coeur and on which the Company has conducted silver and gold surface mining operations since September 1986, and which is believed to be one of the largest and lowest cost of production primary silver mines in the United States; (ii) the Golden Cross Mine, an underground and surface mining operation located near Waihi, New Zealand, which is operated by Coeur and in which the Company has an 80% operating interest which it acquired on April 30, 1993; (iii) the Galena Mine, an underground silver mine in the Coeur d'Alene Mining District in northern Idaho in which the Company has a 62.5% non-operating interest and at which mining operations were suspended on July 26, 1992 due to prevailing silver prices; (iv) the Coeur Mine, an underground silver mine in the Coeur d'Alene Mining District which Coeur owns and in which it has a 50% non-operating joint venture interest and at which mining operations were suspended on April 3, 1991 due to prevailing silver prices; (v) the Kensington Property, located north of Juneau, Alaska, which was acquired in 1987 and is being developed as an underground gold mine jointly by Coeur and its 50% joint venture partner; and
(vi) the Fachinal Property, located in southern Chile, South America, which Coeur acquired, along with certain Chilean exploratory properties, in 1990 and at which a final feasibility study, expected to be completed in May 1994, is being conducted with respect to proposed underground and surface gold and silver mining activities. Coeur also has interests in other properties which are the subject of silver or gold exploration activities and on which no commercially minable ore bodies have been identified.

     Through The Flexaust Company ("Flexaust") division of the Company's wholly-owned subsidiary Callahan Mining Corporation ("Callahan"), Coeur is also engaged in the manufacture and sale of lightweight flexible hose and duct and metal tubing. Flexaust's products are used in a wide variety of industrial and commercial applications for conveying air, dust, fumes and materials.

     The Company is an Idaho corporation organized in 1928. Its executive offices are located at 400 Coeur d'Alene Mines Building, 505 Front Avenue, Coeur d'Alene, Idaho 83814. The telephone number is (208) 667-3511.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information for the five fiscal years ended December 31, 1993. Such information should be read in conjunction with, and is qualified by reference to, the financial statements and other information and data contained or incorporated herein by reference to the 1993 10-K. See "Incorporation of Certain Information by Reference."

INCOME STATEMENT DATA(1)
(In thousands, except per share data)

                                                                YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                                 1989          1990         1991       1992        1993
                                              ----------    ----------    --------    -------    --------
                                              (RESTATED)    (RESTATED)
Revenues...................................    $105,571      $ 73,451     $ 67,046    $56,428    $ 83,719
Total income...............................      22,793        17,874       14,183      9,612      14,827
Loss before cumulative effect of change in
  accounting method........................      (3,846)       (4,190)     (14,399)      (759)    (13,290)
Cumulative effect of change in accounting
  method...................................          --            --           --         --       5,181
Net loss...................................      (3,846)       (4,190)     (14,399)      (759)     (8,109)
Loss per share before cumulative effect of
  change in accounting method..............       (0.29)        (0.30)       (0.94)     (0.05)      (0.87)
Net loss per share(2)......................       (0.29)        (0.30)       (0.94)     (0.05)      (0.53)
Ratio of earnings to fixed charges(3)......          --            --           --         --          --

BALANCE SHEET DATA

                                                                                                   DECEMBER
                                                          DECEMBER 31,                                31,
                                  ------------------------------------------------------------     1993 (AS
                                     1989          1990         1991        1992        1993      ADJUSTED(4)
                                  ----------    ----------    --------    --------    --------    -----------
                                  (RESTATED)    (RESTATED)
Total assets...................    $235,998      $276,402     $261,600    $325,256    $325,708     $ 425,708
Working capital................     119,648       153,768      132,126     181,775     107,633       207,633
Long-Term debt(5)..............      61,461        59,548       57,902     131,134     129,234       229,234
Shareholders' equity...........     156,495       200,040      183,938     180,991     170,849       170,849

- ---------------

(1) Effective January 1, 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards (FAS) 109, "Accounting for Income Taxes." FAS 109 requires an asset and liability approach to accounting for income taxes and establishes criteria for recognizing deferred tax assets. The cumulative effect of the accounting change on prior years at January 1, 1993 of $5,181,188, or $.34 per share, is included above in the Income Statement Data for the year ended December 31, 1993. The results of operations for that year also reflect approximately $9.4 million of nonrecurring write-offs relating to the settlement of litigation, resolution of an environmental matter and the write-off of uncollectible notes receivable. During 1991, Callahan effected certain write-downs, primarily relating to abandonment of the Ropes Mine, in a net amount of $5,744,000. In addition, Coeur incurred approximately $5,151,000 of nonrecurring expenses relating to the acquisition by merger of Callahan during 1991. In 1990, Coeur wrote off $5,561,000 of its interest in the Thunder Mountain Mine to net realizable value in connection with the discontinuation of operations at that mine. During 1989, Callahan wrote down its investment in the Ropes Mine by $8,511,000.

(2) Earnings per share are calculated based on the weighted average number of common shares outstanding. The 6% Convertible Subordinated Debentures Due 2002 are considered to be Common Stock equivalents. Accordingly, such debentures are assumed to be converted, and interest expense on such debentures, net of income tax expense, has been considered in the computation of earnings per share, except in those instances where the effects of conversion would be antidilutive.

(3) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest. Earnings were insufficient to cover fixed charges in the following amounts: $3,879,088 in 1989, $6,570,855 in 1990, $17,204,300 in 1991, $7,501,107 in 1992 and $20,649,666 in 1993.

(4) As adjusted to reflect the total proceeds from the sale in January and February 1994 of $100,000,000 principal amount of the Debentures before giving effect to the expenses of that offering.

(5) Includes obligations under long-term leases.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's earnings were inadequate to cover fixed charges for each of the last five years. The amounts by which earnings were inadequate to cover fixed charges for such periods were approximately $3.9 million in 1989, $6.6 million in 1990, $17.2 million in 1991, $7.5 million in 1992 and $20.6 million in 1993. The Company's net cash provided by operating activities during the year ended December 31, 1993 was approximately $4.2 million. The availability in the future of cash flow from operations or working capital to fund the payment of interest on the Debentures and repayment of the principal amount of Debentures upon maturity will be dependent upon numerous factors that cannot now be predicted, including gold and silver prices, the amount of the Company's expenditures for acquisitions as well as mining property developmental and exploratory activities, the results of the Company's operations and the extent to which the Debentures are converted or redeemed.

                                  RISK FACTORS

     Investors should carefully review the considerations set forth below as well as the other information included in this Offering Circular and the documents incorporated by reference herein.

DEPENDENCE UPON GOLD AND SILVER PRICES

     The results of the Company's operations are significantly affected by the market prices of gold and silver. Those prices may fluctuate widely and are affected by many factors beyond the Company's control, including interest rates, expectations regarding inflation, currency values, global and regional political and economic conditions and other factors. The depressed price of silver led to the suspension of mining activity at the Galena Mine (in July 1992, during which month the average price of silver was $3.95 per ounce) and at the Coeur Mine (in April 1991, during which month the average price of silver was $3.97 per ounce). The Company's Rochester Mine, which it wholly owns and operates, and the Golden Cross Mine, which the Company operates and in which it has an 80% operating interest, are the Company's currently operating mining properties. Although the Company believes operation of the Fachinal Property is economically feasible at current gold and silver prices, a decision to proceed will not be made prior to completion (expected in May 1994) of the recently commenced final feasibility study. A production decision relating to the Kensington Property is subject to the approval by the Company and its joint venture partner, a market price of gold of at least $400 per ounce and certain required permits. The average market prices of gold and silver in 1992 were $343.73 and $3.94, respectively, and in 1993 rose to $359.77 and $4.30 per ounce, respectively. No assurance can be given with respect to such market prices in the future. See "Business -- Gold and Silver Prices."

CONTINUING OPERATING LOSSES

     Giving retroactive effect to the Company's acquisition of Callahan on December 31, 1991, which was accounted for on a pooling of interests basis, the Company recorded losses of approximately $3.8 million in 1989, $4.2 million in 1990, $14.4 million in 1991 and $759,000 in 1992. Those losses largely reflect the significant non-recurring write-offs relating to the closure of the Ropes and Thunder Mountain Mines and expenses incurred in connection with the acquisition of Callahan, as well as the low silver and gold prices prevailing during these periods. The mine closure write-offs amounted to approximately $8.5 million in 1989, $5.6 million in 1990 and $5.7 million in 1991, and the expenses incurred in connection with Coeur's acquisition by merger of Callahan in 1991 approximated $5.2 million. Furthermore, a loss of approximately $13.3 million before the cumulative effect of a change in accounting was recorded in 1993. The loss before the cumulative effect of a change in accounting in 1993 primarily resulted from approximately $9.4 million of non-recurring write-offs relating to the settlement of litigation, resolution of an environmental matter and the write-off of uncollectible notes receivable. The Company's return to profitability will primarily depend upon future silver and gold prices and production levels.

ABSENCE OF EARNINGS TO SATISFY INTEREST AND OTHER FIXED CHARGES

     Primarily as a result of the losses discussed above, the Company's earnings have been inadequate to satisfy fixed charges (i.e., interest plus that portion of rent deemed representative of interest) for each of the last five years. The amounts by which earnings were inadequate to cover fixed charges for such periods were approximately $3.9 million in 1989, $6.6 million in 1990, $17.2 million in 1991, $7.5 million in 1992, and $20.6 million in 1993. The Company expects to satisfy its fixed charge and other expense obligations from cash flow from operations and, to the extent that cash flow from operations is insufficient, from working capital, which amounted to approximately $107.6 million at December 31, 1993. The Company's net cash provided by operating activities during the year ended December 31, 1993 was approximately $4.2 million. The availability in the future of cash flow from operations or working capital to fund the payment of interest on the Debentures and repayment of the principal amount of the Debentures upon maturity will be dependent upon numerous factors that cannot now be predicted, including silver and gold prices, the amount of the Company's expenditures for acquisitions and for developmental and exploratory activities, results of operations and the extent to which the Debentures are converted or redeemed.

CASH FLOW; HOLDING COMPANY STRUCTURE

     The Company may not generate sufficient cash flow to also cover its interest obligations under presently outstanding debt instruments, including the Debentures. On a long-term basis, the ability of the Company to pay interest accruing on and the principal amount of the Debentures will be dependent upon the success of the Company's operations and the operations of properties or businesses which may hereafter be acquired by the Company, as to which there can be no assurance. In addition, the Company's operating assets are presently in subsidiaries and it is expected that any businesses acquired will be operated through subsidiaries. The payment of the Debentures will be effectively subordinated to all liabilities of the Company's subsidiaries. The Debentures are also expressly subordinated in right of payment to all Senior Debt of the Company (as defined).

POSSIBLE ACQUISITIONS

     The Company periodically considers the acquisition of precious metals mines, properties and businesses. As consideration for any acquisition, in addition to the payment of cash, the Company may incur indebtedness or issue debt or equity securities. Accordingly, any acquisition may result in substantial dilution of the percentage ownership of public stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock exchange rules. Indebtedness so issued may be senior in right of payment to the Debentures. The Indenture does not restrict the amount of Senior Debt which may be issued by the Company or the amount of indebtedness that may be incurred by any subsidiary.

RISKS ASSOCIATED WITH MINING ACTIVITIES

     Mineral exploration, particularly for gold and silver, involves many risks and frequently is nonproductive. Once mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. No representation can be made as to whether or when, if ever, the Fachinal or Kensington Properties will be placed into commercial production.

     Following the commencement of production, the mining business continues to be subject to risks and hazards, including quantity of production, environmental hazards, industrial accidents, encountering unusual or unexpected formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, reduced production and delays in mining, monetary losses and possible legal liability. Insurance fully covering certain environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry. The Company has been recognized for its commitment to environmental responsibility, and knows of no material environmental liabilities to which it currently is subject. However, if the Company were to become subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

GOVERNMENT REGULATION

     The Company's mining activities are subject to extensive federal, state and local laws governing the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. The costs associated with compliance with such regulatory requirements are substantial and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards and regulations which may entail significant costs and delays. Although Coeur has been recognized for its commitment to environmental responsibility and it believes it is in substantial compliance with applicable laws and regulations, amendments to current laws and regulations, the more stringent implementation thereof through judicial review or administrative action or the adoption of new laws, could have a materially adverse effect upon the Company.

     Mining wastes are currently exempt to a limited extent from the extensive set of Environmental Protection Agency ("EPA") regulations governing hazardous waste. The EPA is proceeding with development of a program to regulate mining waste pursuant to its solid waste management authority under the Resource Conservation and Recovery Act ("RCRA"). Certain processing and other wastes, as well as high volume extraction and bonification wastes, are expected to eventually be regulated by the EPA under RCRA. In this connection, legislative re-authorization of RCRA is currently pending and the EPA is studying regulations concerning how mine wastes should be managed and regulated. If the Company's mine wastes were treated as hazardous waste or such wastes resulted in operations being designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") for cleanup, material expenditures would be required for the construction of additional waste disposal facilities or for other remediation expenditures. Under CERCLA, any owner or operator of the land since the time of its contamination may be held liable and may be forced to undertake remedial cleanup action or to pay for the government's cleanup efforts. Additional regulations or requirements may also be imposed upon the Company's tailings and waste disposal operations under the Nevada Water Pollution Control Law.

     Legislation is presently pending in the U.S. Congress to change the Mining Law of 1872 (the "Mining Act") under which the Company holds mining claims on public lands. It is considered probable that the Mining Act will be amended or be replaced by stricter legislation in 1994. The strictest pending legislation contains new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. The legislation, as proposed, would impose an 8% gross royalty on the value of minerals mined on public lands, payable to the U.S. Government. Whether changes will be enacted or the extent of any changes is not presently known and the potential impact on the Company's United States activities is difficult to predict.

LIMITED PUBLIC MARKET FOR THE DEBENTURES

     The Debentures are owned by a small number of investors. Prior to the date of this Prospectus, there was no public market for the Debentures. There can be no assurance that an active public market for the Debentures will develop. If an active public market does not develop, purchasers may experience difficulty in reselling the Debentures.

                            SELLING DEBENTUREHOLDERS

     The Debentures being offered hereby were originally issued by the Company to Kidder, Peabody & Co. Incorporated in January and February 1994 in connection with an offering of the Debentures effected in accordance with Rule 144A and Regulation S under the Securities Act. The following table sets forth information concerning the principal amount of Debentures beneficially owned by each Selling Debentureholder. Other than as a result of the ownership of Debentures or Common Stock, none of the Selling Debentureholders has had any material relationship with the Company within the past three years, except as noted herein. The Debentures and shares of Common Stock offered by this Prospectus may be offered from time to time by the Selling Debentureholders named below:

                                                     PRINCIPAL AMOUNT      PRINCIPAL
                                                      OF DEBENTURES        AMOUNT OF      PERCENT OF
                                                       BENEFICIALLY       DEBENTURES      OUTSTANDING
                         NAME                             OWNED          BEING OFFERED    DEBENTURES
    ----------------------------------------------   ----------------    -------------    -----------
                                                          $                 $                     %
                                                         -------         -------------    -----------
    Total                                                 $                 $                     %

     Because the Selling Debentureholders may offer all or some of the Debentures which they hold and/or shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Debentures or shares of Common Stock that will be held by the Selling Debentureholders after completion of this offering, no estimate can be given as to the principal amount of Debentures or shares of Common Stock that will be held by the Selling Debentureholders after completion of this offering. See "Plan of Distribution."

     The Company and the Selling Debentureholders are obligated to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay the costs and expenses incurred in connection with the preparation and filing under the Securities Act of the Registration Statement of which this Prospectus forms a part.

                           DESCRIPTION OF DEBENTURES

     Debentures in the total principal amount of $100,000,000 were issued in January and February 1994 pursuant to an Indenture (the "Indenture") between the Company and Bankers Trust Company, as trustee (the "Trustee"), dated as of January 26, 1994. The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Debentures are subject to all such terms, and holders of the Debentures are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture is an exhibit to the 1993 10-K and is available on request from the Company.

GENERAL

     The Debentures are general unsecured obligations of the Company limited to $100,000,000 in aggregate principal amount. The Debentures bear interest at 6 3/8% per annum, payable semiannually on July 31 and January 31 in each year to holders of record of Debentures at the close of business on the July 15 or January 15 next preceding the interest payment date. The first interest payment date will be July 31, 1994. Interest is computed on the basis of a 360-day year of twelve 30-day months. The Debentures mature on January 31, 2004.

     Holders must surrender the Debentures to a Paying Agent to collect principal payments. The Company may pay principal and interest by its check and may mail interest checks to a holder's registered address. The Trustee acts as Conversion Agent, Paying Agent and Registrar. The Company may change the Conversion Agent, Paying Agent or Registrar without prior notice to Debenture-holders. The Company or any of its subsidiaries may act as Conversion Agent, Paying Agent or Registrar.

CONVERSION OF DEBENTURES

     The holder of any Debenture is entitled at any time prior to the close of business on January 31, 2004, subject to prior redemption, to convert such Debenture (or portions thereof which are in denominations of $1,000 or integral multiples thereof) at the principal amount thereof, into shares of Common Stock, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. No payment or adjustment will be made on conversion of any Debenture for interest accrued thereon or dividends on any Common Stock issued and the holder will lose any right to payment of interest on the Debentures surrendered for conversion; provided, however, that upon a call for redemption by the Company, accrued and unpaid interest to the redemption date shall be payable with respect to Debentures that are converted after a notice of redemption has been mailed and on or prior to the redemption date. Debentures surrendered for conversion during the period from the regular record date for an interest payment to the corresponding interest payment date (except Debentures called for redemption as described in the preceding sentence) must be accompanied by payment of an amount equal to the interest thereon which the holder is to receive on such interest payment date. The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the business day prior to the redemption date.

     The conversion price will be subject to adjustment in certain events, including (i) the issuance of dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the Indenture), (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid in cash out of the earned surplus of the Company). No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided, however, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. In case of certain consolidations or mergers to which the Company is a party or the sale or transfer of all or substantially all of the assets of the Company, each Debenture then outstanding would, without the consent of any Holders of Debentures, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of the Company into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer.

     If the Company consolidates or merges into or sells, leases, conveys or otherwise disposes of all or substantially all of its assets to any person, the Debentures will become convertible into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the transaction if the holders had converted the Debentures immediately before the effective date of the transaction at the conversion price in effect immediately prior to such effective date.

OPTIONAL REDEMPTION OF DEBENTURES

     The Debentures are redeemable at the option of the Company, in whole or in part, on or after January 31, 1997, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued interest to the redemption date, if redeemed during the 12 month period beginning January 31 of the years indicated below:

                                                                         REDEMPTION
                                     YEAR                                  PRICE
        ---------------------------------------------------------------  ----------
        1997...........................................................    103.643%
        1998...........................................................    102.732%
        1999...........................................................    101.821%
        2000...........................................................    100.911%
        2001 and thereafter............................................    100.000%

     In the event of redemption of less than all of the Debentures, the Debentures will be chosen by lot for redemption by the Trustee as provided in the Indenture. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed at its registered address. On and after the redemption date interest ceases to accrue on Debentures or portions thereof called for redemption.

REPURCHASE AT OPTION OF HOLDER UPON OCCURRENCE OF A DESIGNATED EVENT

     If at any time there occurs any Designated Event (as defined below) with respect to the Company, each holder of Debentures shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Debentures, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at 100% of their principal amount, together with accrued interest to the Repurchase Date.

     Within 30 days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Debentures a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company shall deliver a copy of the Company Notice to the Trustee and shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise the repurchase right, holders of Debentures must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Company (or an agent designated by the Company for such purpose) of the holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

     A Designated Event shall be deemed to have occurred upon the consummation of a purchase, merger or acquisition constituting a "Change in Control." As used herein, a "Change in Control" of the Company shall be deemed to have occurred when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger, or (iii) any person, or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act (other than the Company, any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan), together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act) at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company.

     Notwithstanding the foregoing, a Change in Control as described above shall not be deemed to have occurred if (i) the Current Market Price (as defined in the Indenture) of the Common Stock is at least equal to 105% of the conversion price of the Debentures in effect immediately preceding the time of such Change in Control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted in the National Association of Securities Dealers, Inc. National Market System ("NASDAQ-NMS"), and as a result of such transaction the Debentures become convertible solely into such common stock, or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted in the NASDAQ-NMS, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the daily closing prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Debentures in effect on the date immediately preceding the closing date of such transaction.

     The right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Debt of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination." Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions. The Company's ability to pay cash to the holders of Debentures upon a repurchase may be limited by certain financial covenants contained in the Company's Senior Debt.

     If any repurchase pursuant to the foregoing provisions constitutes an "issuer tender offer" as defined in Rule 13e-4 under the Exchange Act, such transaction would be subject to the requirements of Rule 13e-4, including the filing of an Issuer Tender Offer Statement on Schedule 13D-4 with the Commission and the furnishing of certain information contained therein to the Debentureholders. The holders' repurchase right upon the occurrence of a Designated Event could discourage the acquisition of the Company by a potential acquiror.

SUBORDINATION

     The Debentures are subordinated and subject, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Debt. Senior Debt is defined to include all indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including obligations under capitalized leases or purchase money mortgages) or in connection with the acquisition by it or a Subsidiary of any other business or entity, and, in each case, renewals, extensions and funding thereof, other than (i) any such indebtedness as to which, in the instrument creating or evidencing the same, it is provided that such indebtedness is not superior in right of payment to the Debentures, (ii) indebtedness of the Company to any Affiliate, (iii) the Company's 7% Convertible Subordinated Debentures Due 2002 and the Company's 6% Convertible Subordinated Debentures Due 2002 and (iv) the Debentures.

     As of December 31, 1993, the Company had approximately $14.0 million of Senior Debt outstanding. The Company's 6% Convertible Subordinated Debentures Due 2002, of which $50 million principal amount is outstanding, and 7% Convertible Subordinated Debentures Due 2002, of which $75 million principal amount is outstanding, rank pari passu with the Debentures. The Company conducts significant operations through its subsidiaries. The rights of the Company's creditors, including the holders of the Debentures, to participate in the assets of any subsidiary will be subject to prior claims of such subsidiary's creditors. The Indenture does not restrict the incurrence of Senior Debt or other indebtedness, secured or unsecured, by the Company or any subsidiary.

     No payment of principal, if any, or interest on the Debentures may be made and no Debentures may be purchased if the Company is then in default in the payment of any Senior Debt or if at the time any other event of default under the terms of any Senior Debt exists permitting acceleration thereof. Furthermore, no Debentures may be purchased by the Company without the prior approval of the syndicate of banks with whom the Company has its revolving credit agreement. Upon any payment or distribution of assets of the Company in the event of any insolvency, reorganization, liquidation or similar proceeding, all Senior Debt must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders of the Debentures will be entitled to receive or retain any payment. If the Debentures are declared due and payable before their stated maturity because of any Event of Default, no payment may be made in respect of the Debentures unless and until all senior Debt shall have been paid in full.

     By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than Holders of Debentures, and creditors of the Company who are neither holders of Senior Debt nor Holders of Debentures may recover less, ratably, than holders of Senior Debt.

MERGER, CONSOLIDATION, OR SALE OF ASSETS

     The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor assumes all the obligations of the Company under the Debentures and the Indenture and (iii) after such transaction no Event of Default exists.

COVENANTS

     The Company shall not adopt any plan of liquidation which provides for, contemplates or the effectuation of which is preceded by (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than substantially as an entirety and (ii) the distribution of all the proceeds of such sale, lease, conveyance or other disposition unless the Company makes provisions for satisfaction of the Company's obligation to pay principal and interest on the Debentures.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default includes: (i) default in the payment of any interest, continued for 30 days; (ii) default in the payment of principal or premium, if any, when due; (iii) default in the payment of the repurchase price in respect of any Debenture on the Repurchase Date in accordance with the Indenture; (iv) default in the performance of any other covenant continued for 60 days after written notice as provided in the Indenture; (v) default in respect of indebtedness of the Company for money borrowed which results in acceleration of the maturity of $1,000,000 or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 10 days after written notice to the Company as provided in the Indenture; and (vi) certain events in bankruptcy, insolvency or reorganization. If any Event of Default shall happen and be continuing, the Trustee or the holders of 25% in principal amount of the outstanding Debentures may declare the Debentures due and payable. At any time after a declaration of acceleration with respect to the Debentures has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debentures may, under certain circumstances, rescind and annul such acceleration.

     The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during any Default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnification. Subject to such provisions for indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     The holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive certain past defaults except a default in payment of the principal of (or premium, if any) or interest on, any Debenture or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture affected thereby.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and upon becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     The Company may terminate its obligations under the Indenture at any time by delivering all outstanding Debentures to the Trustee for cancellation. After all the Debentures have been called for redemption, the Company may terminate all of its obligations under the Indenture, other than its obligations to pay the principal of and interest on the Debentures and certain other obligations, at any time, by depositing with the Trustee money or non-callable U.S. Government obligations sufficient to pay all remaining indebtedness on the Debentures.

REGISTRATION AND TRANSFER OF DEBENTURES

     As of the date of this Prospectus, all Debentures are represented by two global Debentures (the "Global Debentures") issued to Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC. The Trustee, as custodian (the "Custodian"), acts as custodian of the Global Debentures for DTC. Currently, ownership of beneficial interests in the Global Debentures is limited to participants in DTC's book-entry settlement system or persons that hold interests through participants, and ownership of beneficial interests in a Global Debenture is shown on records maintained by DTC (with respect to interests of participants in DTC), or by participants in DTC or persons that may hold interests through such participants (with respect to persons other than participants in DTC).

     Upon notification to the Trustee (on a form approved by the Company) of any sale of any Debentures pursuant to this Prospectus, the Company will, unless otherwise instructed, issue a Debenture in fully registered, certificated form (a "Definitive Debenture") in exchange for the interest in the Global Debenture representing the Debentures transferred. In the event such an exchange is to be effected, the Trustee will cause, in accordance with the standing instructions and procedures existing between DTC and the Custodian, the aggregate principal amount of the Global Debenture to be reduced. Following such reduction, the Company will execute and the Trustee will authenticate and deliver to the transferee a Definitive Debenture, provided that the Trustee has received written or electronic instructions to that effect from DTC or its nominee on behalf of any person having a beneficial interest in the Debentures evidenced by the Global Debenture and a written order of such person containing registration instructions.

     Upon surrender of any Definitive Debenture to the Trustee for exchange or registration of transfer and upon receipt by the Trustee of a written order of the person surrendering such Definitive Debenture containing any necessary registration instructions, the Company will execute and the Trustee will authenticate and deliver to the holder making the exchange or to the transferee, as the case may be, one or more new Definitive Debentures.

     Any person having a beneficial interest in Debentures evidenced by a Global Debenture may upon request exchange its interest in the Global Debenture for a Definitive Debenture in the manner set forth in the Indenture. In addition, the Company may at any time and in its sole discretion determine not to have a Global Debenture, and, in such event, will issue Definitive Debentures in exchange for the Debentures represented by the Global Debenture.

     A Definitive Debenture may not be exchanged for a beneficial interest in a Global Debenture.

AMENDMENT, SUPPLEMENT AND WAIVER

     Subject to certain exceptions, the Indenture or the Debentures may be amended or supplemented with the consent of the holders of at least a majority in principal amount of such then outstanding Debentures, and any existing default or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the then outstanding Debentures. Without the consent of any holder of the Debentures, the Company and the Trustee may amend or supplement the Indenture or the Debentures to cure any ambiguity, defect or inconsistency, to provide for uncertificated Debentures in addition to or in place of certified Debentures, to provide for the assumption of the Company's obligations to holders of the Debentures in the case of a merger or acquisition, or to make any change that does not materially adversely affect the legal rights of any holder of the Debentures. Without the consent of each holder affected, the Company may not reduce the principal amount of Debentures the holders of which must consent to an amendment of the Indenture; reduce the rate or change the interest payment time of any Debenture; reduce the principal of or change the fixed maturity of any Debenture or alter the redemption provision with respect thereto; make any Debenture payable in money other than that stated in the Debenture; make any change in the provisions concerning waiver of Defaults or Events of Default by holders of the Debentures or rights of holders to receive payment of principal or interest; make any change that adversely affects the right to convert any Debenture; or make any change in the subordination provisions that adversely affects the rights of any holder.

CONCERNING THE TRUSTEE

     Bankers Trust Company is Trustee under the Indenture. The Trustee is also trustee under an indenture in respect of $75 million principal amount of 7% Convertible Subordinated Debenture Due 2002 issued by the Company in December 1992, which ranks pari passu with the Debentures.

     The holders of a majority in principal amount of the then outstanding Debentures have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debentures, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue up to 60,000,000 shares of Common Stock, of which, at March 31, 1994, 15,354,627 shares were outstanding, 1,058,453 shares were held as treasury stock, 3,816,793 shares were reserved for possible issuance upon the conversion of the Debentures, 4,783,163 shares were reserved for issuance upon conversion of the Company's $75 million principal amount of 7% Convertible Subordinated Debentures Due 2002, 1,923,076 shares were reserved for issuance upon conversion of the Company's $50 million principal amount of 6% Convertible Subordinated Debentures Due 2002, and 121,537 shares were reserved for issuance under the Company's 1989 Long-Term Incentive Plan. In addition, the Company has reserved an additional amount of shares (expected to approximate 190,000 shares based on the closing sale price of the Common Stock reported on the New York Stock Exchange Composite Tape on April 7, 1994) in connection with the expected settlement of a lawsuit.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, and upon giving notice required by law, may cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of Preferred Stock of the Company outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other security. The outstanding Common Stock is fully-paid and non-assessable.

     The Company's Articles of Incorporation include a "fair price" provision applicable to certain business combination transactions in which the Company may be involved. The provision requires that an Interested Stockholder (the holder of 10% or more of the Company's outstanding shares of Common Stock) not engage in certain specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met: (i) a majority of the directors who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became an Interested Stockholder approve the transaction; (ii) holders of 80% of the outstanding shares of Common Stock approve the transaction; or (iii) the stockholders are all paid a "fair price," i.e., generally the higher of the fair market value of the shares or the same price as the price paid to stockholders in the transaction in which the Interested Stockholder acquired its block. By discouraging certain types of hostile takeover bids, the fair price provision may tend to insulate current management against the possibility of removal. The Company is not aware of any person or entity proposing or contemplating such a transaction.

     The transfer agent and registrar for the Company's Common Stock is First Interstate Bank of Oregon, N.A., Portland, Oregon.

PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, none of which have been issued. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of Preferred Stock, the number of shares constituting any such series and the designation thereof. Holders of Preferred Stock have no preemptive rights and have no rights to convert their Preferred Stock into any other securities. While series may be designated and Preferred Stock may be issued from time to time in the future, except upon exercise of the Rights, the Company has no present plans to issue any such shares.

     On May 24, 1989, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on June 16, 1989. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a purchase price of $100 in cash ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of May 24, 1989, (the "Rights Agreement") between the Company and First Interstate Bank of Oregon, N.A., as Rights Agent. The Rights are not exercisable or detachable from the Common Stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of the Company's Common Stock. If any person or group acquires 30% or more of the Company's Common Stock or acquires the Company in a merger or other business combination, each Right (other than those held by the acquiring person) will entitle the holder to purchase Preferred Stock of the Company or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The Rights expire on May 24, 1999, and can be redeemed by the Company at any time prior to their becoming exercisable. Shares of Common Stock issued prior to the expiration date of the Rights upon conversion of the Debentures will be accompanied by Rights.

                              PLAN OF DISTRIBUTION

     The Company, which received the proceeds from the original sale of the Debentures in January and February 1994, will not receive any of the proceeds from this offering. The Company has been advised by the Selling Debentureholders that the Selling Debentureholders may sell all or a portion of the Debentures offered hereby from time to time in the over-the-counter market and may sell all or a portion of the shares of Common Stock offered hereby from time to time in transactions effected on the New York Stock Exchange or otherwise on terms to be determined at the times of such sales. The Selling Debentureholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Debentureholders may from time to time offer the Debentures or shares of Common Stock through underwriters, including Kidder, Peabody & Co. Incorporated ("Kidder, Peabody"), dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Debentureholders and/or the purchasers of the Debentures or shares of Common Stock for whom they may act as agent. To the extent required, the aggregate principal amount of Debentures and/or number of shares of Common Stock to be sold, the names of the Selling Debentureholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Debentureholders from the sale of the Debentures and Common Stock offered by the Selling Debentureholders hereby will be the purchase price of such Debentures and shares of Common Stock less any broker's commissions.

     There is no assurance that the Selling Debentureholders will sell any or all of the Debentures or shares of Common Stock offered hereby.

     The Company has been advised by Kidder, Peabody that it is presently making, and intends to continue making, a market in the Debentures; however, it is not obligated to do so and any such market making may be discontinued at any time. The Debentures have been designated as "PORTAL" securities eligible for quotation in the National Association of Securities Dealers PORTAL system. However, there can be no assurance that an active market for the Debentures will develop.

     In order to comply with the securities laws of certain states, if applicable, the Debentures and shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Debentures may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Debentureholders and any broker-dealers, agents or underwriters that participate with the Selling Debentureholders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Pursuant to certain rules under the Exchange Act, any person who participates in the offering of Debentures or shares of Common Stock made hereby in one or more transactions that are distinguished from ordinary trading transactions by the presence of special selling efforts and selling methods, may not simultaneously engage in market making activities with respect to either the Debentures or the Common Stock for a period of nine business days (two business days in the case of Common Stock) prior to the commencement of such offering. In addition, and without limiting the foregoing, each Selling Debentureholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Debentures or shares of Common Stock by the Selling Debentureholders.

     The Company will pay all expenses incident to the offering and sale of the Debentures and Common Stock to the public other than underwriting discounts and selling commissions and fees. See "Selling Debentureholders."

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Freedman, Levy, Kroll & Simonds, Washington, D.C.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1993 have been audited by Ernst & Young, independent auditors as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Cyprus Gold New Zealand Limited for the years ended December 31, 1992 and 1991 appearing in that Form 10-K were audited by Price Waterhouse, independent auditors and are incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses to be paid by the Registrant in connection with the securities being registered are as follows:

        SEC registration fee............................................   $34,482.75
        Printing and engraving expenses.................................       *
        Accounting fees and expenses....................................       *
        Legal fees and expenses.........................................       *
        Blue Sky fees and expenses (including legal fees)...............       *
        Miscellaneous...................................................       *
                                                                           ----------
                  Total.................................................   $   *
                                                                           ----------
                                                                           ----------

        -------------------------------
        * To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Title 30, Section 30-1-5 of the Idaho Code and Article VI(b) of the Registrant's By-Laws, the Registrant's directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification (i) with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of the Company; (ii) for judgments, fines and amounts paid in settlement reasonably incurred; (iii) if the defendant acted in good faith and in a manner he believed to be in the best interest of the Company; and (iv) if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Attorney's fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by the Company against the officer, director, employee or agent with respect to attorney's fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by the Company that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of (i) a quorum of the board of directors consisting of those persons who are not parties to the proceeding; (ii) if such a quorum is not available, by independent legal counsel in writing; or (iii) by the shareholders. Expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides an undertaking to repay such amounts if it is determined the applicable standard has not been met. The Registrant also has an officers' and directors' liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to the Company of $500,000, on a claims made basis. The policy covers claims against officers and directors for "wrongful acts" and also reimburses the Company to the extent the Company indemnifies officers and directors in accordance with applicable law and its by-laws. "Wrongful act" is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of the Company in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of the Company. The policy contains numerous exclusions of liability which are exceptions to coverage.

ITEM 16.  EXHIBITS.

        4(a)   --  Indenture, dated as of January 26, 1994, between the Registrant and Bankers
                   Trust Company, as trustee, with respect to the Registrant's 6 3/8% Convertible
                   Subordinated Debentures Due 2004 (incorporated herein by reference to Exhibit
                   No. 10(gg) to the Registrant's Annual Report on Form 10-K for the year ended
                   December 31, 1993).
        4(b)   --  Form of First Supplemental Indenture to the Indenture listed as Exhibit 4(a)
                   above. (Filed herewith.)
        5      --  Legal opinion, dated April 8, 1994, of Freedman, Levy, Kroll & Simonds regarding legality of securities offered. (Filed herewith.)
       10      --  Registration Rights Agreement, dated January 18, 1994, between the Registrant and Kidder, Peabody & Co. Incorporated (incorporated hereby by reference to
                   Exhibit No. 10(ii) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).
       12      --  Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
       23.1    --  Consent of Ernst & Young. (Filed herewith.)
       23.2    --  Consent of Freedman, Levy, Kroll and Simonds (included in Exhibit 5).
       24      --  Power of Attorney. (See page II-4.)
       25      --  Form of Statement of Eligibility on Form T-1 of Bankers Trust Company, as
                   trustee. (Filed herewith.)

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN COEUR D'ALENE, IDAHO, ON THE SEVENTH DAY OF APRIL, 1994.

                                          COEUR D'ALENE MINES CORPORATION
                                                       (Registrant)

                                          By:        DENNIS E. WHEELER
                                             ---------------------------------
                                                     DENNIS E. WHEELER
                                             (CHAIRMAN OF THE BOARD, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER)

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS DENNIS E. WHEELER, JAMES A. SABALA AND WILLIAM F. BOYD HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, WITH FULL POWERS OF SUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, FULL POWER AND AUTHORITY TO DO AND PERFORM TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE THEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                   SIGNATURE                                  TITLE                     DATE
- -----------------------------------------------   ------------------------------   --------------
                                                      Chairman of the Board
                                                          of Directors,
                                                         President, Chief
                                                      Executive Officer and
                                                       Director (Principal
             DENNIS E. WHEELER                          Executive Officer)         April 7, 1994
    ---------------------------------------
             DENNIS E. WHEELER
                                                           Senior Vice
                                                     President -- Finance and
                                                      Treasurer, (Principal
                                                     Financial and Accounting
                                                             Officer)
                JAMES A. SABALA                            and Director            April 7, 1994
    ---------------------------------------
                JAMES A. SABALA

               JOSEPH C. BENNETT                             Director              April 1, 1994
    ---------------------------------------
               JOSEPH C. BENNETT

                JAMES J. CURRAN                              Director              April 7, 1994
    ---------------------------------------
                JAMES J. CURRAN

                JEFFERY T. RADE                              Director              April 7, 1994
    ---------------------------------------
               JEFFERY T. GRADE

               DUANE B. HAGADONE                             Director              April 7, 1994
    ---------------------------------------
               DUANE B. HAGADONE

               JAMES A. MCCLURE                              Director              April 4, 1994
    ---------------------------------------
               JAMES A. MCCLURE

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                      EXHIBITS                                      PAGE
- ------        ---------------------------------------------------------------------   -------------
   4(a)   --  Indenture, dated as of January 26, 1994, between the Registrant and
              Bankers Trust Company, as trustee, with respect to the Registrant's
              6 3/8% Convertible Subordinated Debentures Due 2004 (incorporated herein by reference to Exhibit No. 10(gg) to the Registrant's Annual
              Report on Form 10-K for the year ended December 31, 1993).
   4(b)   --  Form of First Supplemental Indenture to the Indenture listed as
              Exhibit 4(a) above. (Filed herewith.)
   5      --  Legal opinion, dated April 8, 1994, of Freedman, Levy, Kroll &
              Simonds regarding legality of securities offered. (Filed herewith.)
  10      --  Registration Rights Agreement, dated January 18, 1994, between the
              Registrant and Kidder, Peabody & Co. Incorporated (incorporated hereby by reference to Exhibit No. 10(ii) to the Registrant's Annual
              Report on Form 10-K for the year ended December 31, 1993).
  12      --  Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
  23.1    --  Consent of Ernst & Young. (Filed herewith.)
  23.2    --  Consent of Freedman, Levy, Kroll and Simonds (included in Exhibit 5).
  24      --  Power of Attorney. (See page II-4.)
  25      --  Form of Statement of Eligibility on Form T-1 of Bankers Trust
              Company, as trustee. (Filed herewith.)